

May 14, 2010

Via U.S. Mail and Facsimile (713) 688-0616

Mr. Michael C. Jennings
President and Chief Executive Officer
Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, Texas 770244-3411

      Re: Frontier Oil Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed February 25, 2010
             Definitive Proxy Statement filed March 22, 2010
             File No. 001-7627

Dear Mr. Jennings:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Anne Nguyen Parker
             Branch Chief